05036717

VF 3-8-05

AM 3-2-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2005 WASH. D.C.

SEC FILE NUMBER
8-51653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan Professionals, Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 S.W. 6th Street, Suite 400
(No. and Street)

Topeka, (City) Kansas (State) 66603-3810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schneider 785-232-2378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wendling Noe Nelson & Johnson LLC
(Name – *if individual, state last, first, middle name*)

534 S. Kansas Avenue, Suite 1500, (Address) Topeka, (City) Kansas (State) 66603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schneider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plan Professionals Limited, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Wendling Noe Nelson & Johnson LLC

Certified Public Accountants
and Management Consultants

John R. Helms, CPA
Roger L. Johnson, CPA
Darrell D. Loyd, CPA
Eric L. Otting, CPA
John E. Wendling, CPA

Donald L. Nelson, CPA
Jere Noe, CPA
Adam C. Crouch, CPA
Brian J. Florea, CPA
Gary D. Knoll, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders
Plan Professionals, Limited

We have audited the accompanying statement of financial condition of Plan Professionals, Limited (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plan Professionals, Limited at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wendling Noe Nelson & Johnson LLC

Topeka, Kansas
January 21, 2005

Bank of America Tower, 534 S. Kansas Ave., Suite 1500, Topeka, Kansas 66603-3491
(785) 233-4226 1-888-272-9665 FAX: (785) 233-6830 E-MAIL: wnnj@cjnetworks.com

PLAN PROFESSIONALS, LIMITED

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$15,918
Receivable from mutual funds and insurance companies	7,765
Loan receivable - affiliate	4,545
Securities owned	
Not readily marketable, at estimated fair value	3,300
Furniture and equipment, at cost, less accumulated depreciation of $29,896	3,054
	$34,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 7,057
Stockholders' equity	
Common stock, no par value, $1 stated value authorized 200,000 shares, issued and outstanding 13,959 shares	13,959
Retained earnings	13,566
Total stockholders' equity	27,525
	$34,582

The accompanying notes are an integral part of this statement.

PLAN PROFESSIONALS, LIMITED

STATEMENT OF INCOME

For the year ended December 31, 2004

Revenues	
Commissions	$ 95,626
Expenses	
Commission expense	19,477
Occupancy	10,785
Other	49,525
Depreciation and amortization	5,943
	85,730
Income before income taxes	9,896
Provision for income taxes	-
Net income	$ 9,896

The accompanying notes are an integral part of this statement.

PLAN PROFESSIONALS, LIMITED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2004

	Common stock		Retained	Total stockholders'
	Shares	Amount	earnings	equity
Balance at January 1, 2004	13,959	$13,959	$54,691	$68,650
Net income			9,896	9,896
Subchapter S distribution to stockholders			(51,021)	(51,021)
Balance at December 31, 2004	13,959	$13,959	$13,566	$27,525

The accompanying notes are an integral part of this statement.

PLAN PROFESSIONALS, LIMITED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2004

Subordinated borrowings at January 1, 2004	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2004	$ -

The accompanying notes are an integral part of this statement.

PLAN PROFESSIONALS, LIMITED

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

Cash flows from operating activities		
Net income		$ 9,896
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	$5,943	
Changes in assets and liabilities		
Increase in accounts receivable	(3,838)	
Increase in accounts payable	6,450	
Total adjustments		8,555
Net cash provided by operating activities		18,451
Cash flows provided by investing activities		
Decrease in loans to officers and affiliates	6,455	
Purchase of equipment	(6,333)	
Net cash provided by investing activities		122
Cash flows from financing activities		
Subchapter S distributions to stockholders	(7,777)	
Net cash used in financing activities		(7,777)
Increase in cash		10,796
Cash at beginning of year		5,122
Cash at end of year		$15,918
Noncash financing activities		
Stockholder distributions		$43,244

The accompanying notes are an integral part of this statement.

PLAN PROFESSIONALS, LIMITED

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. History and business activity

Plan Professionals, Limited, a corporation, was formed February 9, 1999. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited dealer in that business and is limited to the distribution of mutual fund shares and/or variable life insurance or annuities. The Company does not hold customer funds or customer securities.

2. Method of accounting

The Company utilizes the accrual basis of accounting.

3. Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE B - ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 2004, consist of commissions due from mutual funds and insurance companies.

NOTE C - SECURITIES OWNED

Securities owned are held for investment purposes. The investment consists of shares in NASD which are currently not readily marketable. They are valued at fair value which approximates cost. There currently is no market on a securities exchange, or no independent publicly quoted market.

NOTE D - LOANS RECEIVABLE

The Company has made short-term noninterest bearing loans to an affiliated company.

NOTE E - INCOME TAXES

The income taxes on the net earnings for the period are payable personally by the stockholders pursuant to an election to be taxed as a subchapter S corporation under the Internal Revenue Code which allows the income to be passed through to the stockholders. The income taxes assumed payable, had this election not been made, would be approximately $2,000.

NOTE F - SUBORDINATED BORROWINGS

The Company had no subordinated borrowings at December 31, 2004.

NOTE G - COMMITMENTS

The Company has entered into a short-term lease for office facilities from a related party. The lease is automatically renewable for one-year terms unless cancelled by either party. Future minimum lease payments are as follows:

Year ending December 31, 2005	$22,478

Current year lease expense was $10,785.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule [SEC Rule 15c3-1(a)(2)(vi)] which requires the maintenance of net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $16,626 which was $11,626 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .42 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

PLAN PROFESSIONALS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

Net capital	
Total stockholders' equity	$ 27,525
Deductions	
Nonallowable assets	
Securities	(3,300)
Loans to affiliated company	(4,545)
Furniture and equipment	(3,054)
Net capital	$ 16,626
Computation of basic net capital requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 11,626
Excess net capital at 1,000%	$ 15,920
Ratio: Aggregate indebtedness to net capital	.42 to 1
Computation of aggregate indebtedness	
Accounts payable and accrued expense	$ 7,057

PLAN PROFESSIONALS, LIMITED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company conducts a limited business, handling mutual funds and/or variable annuities only. The Company does not hold customer funds or securities.

PLAN PROFESSIONALS, LIMITED
RECONCILIATION OF AUDIT REPORT TO MOST RECENT UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA
As of December 31, 2004

Computation of net capital under Rule 15c3-1

Per Focus Report	$16,626
Per audit report	16,626
Difference	$ -

Computation of Reserve Requirements Rule 15c3-3

The Company is exempt from Rule 15c3-3.

PLAN PROFESSIONALS, LIMITED

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

Not applicable. The Company does not hold customer funds or customer securities.

Wendling Noe Nelson & Johnson LLC

Certified Public Accountants
and Management Consultants

John R. Helms, CPA
Roger L. Johnson, CPA
Darrell D. Loyd, CPA
Eric L. Otting, CPA
John E. Wendling, CPA

Donald L. Nelson, CPA
Jere Noe, CPA
Adam C. Crouch, CPA
Brian J. Florea, CPA
Gary D. Knoll, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Stockholders
Plan Professionals, Limited

In planning and performing our audit of the financial statements and supplemental schedules of Plan Professionals, Limited (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

Bank of America Tower, 534 S. Kansas Ave., Suite 1500, Topeka, Kansas 66603-3491
(785) 233-4226 1-888-272-9665 FAX: (785) 233-6830 E-MAIL: wnnj@cjnetworks.com

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wendling Noe Nelson & Johnson LLC

Topeka, Kansas
January 21, 2005